New York Life Insurance Company 51 Madison Avenue New York, NY 10010 Tel: (732) 589-6335 E-Mail: mary_najem@newyorklife.com Mary Najem Assistant General Counsel

VIA EDGAR AND EMAIL

June 30, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE:        New York Life Insurance and Annuity Corporation Variable Universal Life Separate Account – I (the “Registrant”) Initial Registration Statement on Form N-6 (File Nos. 333-263768 and 811-07798) (the “Registration Statement”)

Dear Mr. Cowan:

We are providing responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) that we received electronically on May 20, 2022, in connection with the initial Registration Statement that was filed on March 22, 2022 with the SEC for the Market Wealth Plus policy (the “Policy”).

On behalf of the Registrant, New York Life Insurance and Annuity Corporation (“NYLIAC” or the “Company”) is also providing blacklined pages of the Registration Statement and the Initial Summary Prospectus that reflect our proposed responses to the Staff’s comments. NYLIAC proposes to file these revisions to the Registration Statement in a subsequent pre-effective amendment filing.

For your convenience, each of the Staff’s comments is set forth below, followed by our response to each comment.

General

1.    Staff Comment:

Please confirm that all missing information, including all exhibits, will be filed in a pre-effective amendment to the registration statement. We may have further comments when you supply the omitted information.

Response: The Registrant confirms that all missing information, including all exhibits, will be filed in the pre-effective amendment to the registration statement.

2.    Staff Comment:

Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any policy features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Policy.

Response: The Registrant confirms to the Staff that there are no guarantees or support agreements with third parties to support any policy features or benefits. NYLIAC will be solely responsible for any benefits or features associated with the Policy.

Definitions (pages 1-4)

3.    Staff Comment:

We note certain defined terms rely on acronyms of other defined terms, which can be confusing to a reader. For better reader comprehension, please consider avoiding the use of such acronyms in the definitions of other defined terms.

Response: The Registrant has removed the acronyms used in the definitions of defined terms.

Key Information Table (pages 5-9)

General

4.    Staff Comment:

Please supplementally confirm that the key information table cross-references in the electronic versions of the summary and statutory Prospectuses will link directly to the location in the statutory Prospectus where the subject matter is discussed in greater detail, or will provide a means of facilitating access to that information through equivalent methods or technologies. See Instruction 1(b) to Item 2.

Response: The Registrant confirms to the Staff that the summary and statutory prospectuses will include a continuously visible sidebar with hyperlinks to the sections in the statutory prospectus referenced in the Key Information Table. Pursuant to the SEC’s adopting release, dated March 11, 2020, this method is an equivalent method of facilitating the access requirements outlined in Form N-6.

Fees and Expenses

5.    Staff Comment:

Please remove the preamble language following the “Fees and Expenses” heading. This language is not required nor permitted by the form.

Response: The Registrant has removed the preamble following the “Fees and Expenses” heading in accordance with the Staff’s comment.

6.    Staff Comment:

In the Transaction Charges row, please describe the types of charges associated with a decrease to the Face Amount of the policy (i.e., that this action results in surrender charges). Corresponding changes should also be reflected in the section entitled “Overview of the Policy - Changing the Face Amount of Your Policy.”

Response: The Registrant has revised the disclosure in accordance with the Staff’s comment.

7.    Staff Comment:

We note that the maximum Total Annual Portfolio Company Operating Expenses in the Key Information Table is presented as 1.62% but presented as 1.35% in the Fee Table. Please reconcile the apparent inconsistency.

Response: The Registrant has updated the figures to correct the inconsistency in accordance with the Staff’s comment.

Optional Benefits

8.    Staff Comment:

The disclosure states, “Your choice of Investment Options may be limited if you elect certain benefits or riders.” If true, please specify these investment limitations in the sections describing these benefits or riders and in the appendix of Eligible Portfolios available under the Policy. Otherwise, please delete this disclosure here and elsewhere in the prospectus.

Response: The Registrant has deleted this disclosure from the prospectus as such restrictions do not apply to the Policy and were inadvertently included.

Taxes

9.    Staff Comment:

Please provide a cross-reference to “Summary of Principal Risks of Investing in the Policy– Tax Risks; Federal Income Tax Considerations.” See Instruction 1(b) to Item 2.

Response: The Registrant respectfully notes to the Staff that such a cross-reference is included in the Taxes section of the Key Information Table.

Overview of the Policy (pages 10-12)

Cash Value

10.    Staff Comment:

Please consider using the full name of each policy feature upon first use (e.g., Cash Value Enhancement) to aid in investor comprehension. This section contains dense disclosure with a number of acronyms.

Response: The Registrant has revised the defined terms so that the acronym is made part of the term rather than an abbreviation in order to provide additional clarity.

Table of Fees and Expenses (pages 13-17)

Transaction Fees- Deferred Sales Charge

11.    Staff Comment:

Please explain to the Staff how the maximum charge here for a surrender, lapse or decrease in face amount be reconciled with the 50% fee referenced in the Key Information Table.

Response: The Registrant confirms that the maximum charge shown of $42.18 per $1000 of Face Amount, or 94% of the Surrender Charge Premium, is the maximum that would be charged for a surrender, lapse or decrease in face amount. As disclosed in the Key Information Table, the Transaction Fee table, and the “Surrender Charges” section of the prospectus, the surrender charge is equal to the lesser of

a) 50% of premiums paid under the Policy; and

b) a percentage of the Surrender Charge Premium that decreases with the duration of the Policy.

The highest b) could ever be is 94% which occurs in Policy Year 1. Thereafter, as disclosed in the prospectus, the maximum Surrender Charge Premium is reduced over time. As 50% of premiums paid under the policy would be higher than b) in Policy Year 1, 94% of the Surrender Charge Premium is the highest surrender charge that could ever be charged under the Policy.

In addition, the Registrant calls the Staff’s attention to Footnote 3 of the Transaction Fee table that includes more information about the calculation of the surrender charge and to the “Surrender Charges” section of the prospectus that includes an example of how the surrender charge is calculated using the formula above.

12.    Staff Comment:

Because the Overloan Protection Rider varies according to attained age, please include the fee for a representative insured and the footnote required by instruction 3(b) to Item 4 of Form N-6.

Response: The Registrant has revised the disclosure in accordance with the Staff’s comment.

Transaction Fees-Insurance Exchange Rider

13.    Staff Comment:

In the description of the Amount Deducted, please clarify whether in fact there is an additional charge deducted from the policy upon exercise of the Insurance Exchange Rider. We note that footnote 4 indicates that at the time of exercise, “…payments will be treated as a premium payment and will be applied to your policy.” Corresponding changes should also be reflected in the section entitled “Charges Associated with the Policy – Rider Charges” and elsewhere throughout the prospectus as applicable.

Response: The Registrant respectfully directs the Staff to the response for Staff Comment 25 and confirms that there is no charge or fee for exercising the Insurance Exchange Rider.

Periodic Charges Other Than Portfolios’ Annual Operating Expenses- Loan Interest

14.    Staff Comment:

With respect to the “Loan Interest” charge, please consider including a footnote disclosing that the interest rate charged on a loan is offset by the minimum guaranteed rate of interest earned in the Loan Account on the loan collateral.

Response: The Registrant has revised the disclosure in accordance with the Staff’s comment.

Summary of Principal Risks of Investing in the Policy (pages 17-19)

15.	Staff Comment:

For clarity, please consider revising the second sentence of the introductory paragraph to state, “More complete and detailed information about the features of the Policy is provided in this Prospectus and in the SAI.”

Response: The Registrant has revised the disclosure in accordance with the Staff’s comment.

Potential For Increased Charges

16.	Staff Comment:

Please revise the second sentence to state, “However, we have the right to increase those charges at any time up to the guaranteed maximum charges specified in the fee table and as stated in your policy.”

Response: The Registrant has revised the disclosure in accordance with the Staff’s comment.

Management and Organization (pages 19-28)

Our Rights

17.	Staff Comment:

In the section entitled “Our Rights,” please explain to the Staff the meaning of the ninth bullet point regarding the Company’s reservation of the right to “change the amount of any minimum or maximum investments or additional investments.” We may have additional comments based on the response.

Response: The Registrant respectfully informs the Staff that the reservation is meant to account for instances in which the Registrant may be required to change the amount of any investment or additional investment into the policy in order to conform to the Registrant’s filed retention requirements or to account for investment minimums imposed by the fund companies that are available as investment divisions under the policy.

Charges Associated with the Policy (pages 29-33)

Rider Charges

18.	Staff Comment:

We note there are two sub-sections entitled “Rider Charges.” Please consider organizing the disclosure related to all rider charges under one common sub-heading.

Response: The Registrant has revised the disclosure in accordance with the Staff’s comment.

19.	Staff Comment:

For clarity, please consider revising the last sentence of the first paragraph of the subheading “Rider Charges” on page 33 to state, “The current one-time fee to elect the benefit for Insurance Exchange and the Overloan Protection Riders will vary as follows:”

Response: The Registrant has revised the disclosure in accordance with the Staff’s comment and as consistent with the response to Staff Comment 25.

20.	Staff Comment:

If true, please disclose that any payment collected upon exercise of the Insurance Exchange Rider will be treated as a premium payment and will be applied to a policy owner’s policy.

Response: The Registrant respectfully directs the Staff to the response for Staff Comment 25 and has revised the disclosure accordingly.

Description of the Policy (pages 34-51)

Non-guaranteed Persistency Credit

21.	Staff Comment:

The disclosure states, “The persistency credit percentages will never exceed the Maximum Persistency Credit Percentages.” Please disclose the Maximum Persistency Credit Percentages or where a policy owner can find where the Maximum Persistency Credit Percentages are specified.

Response: The Registrant respectfully directs the Staff to the definition of “Maximum Persistency Credit Percentage” in the Definitions section of the prospectus which states that the maximum percentages are shown in the Policy Specifications Page.

Additional Benefits Through Riders and Options

22.	Staff Comment:

For clarity, in the introductory paragraph, please revise the second and third sentence as follows: “The Living Benefits Rider, Insurance Exchange Rider, Overloan Protection Rider and the Spouse’s Paid-Up Insurance Purchase Option Rider are available without any additional ongoing periodic charges. ~~In addition~~ However, a one-time charge is assessed if the Living Benefits Rider or Overloan Protection Rider is exercised and a payment may be required if the Insurance Exchange Rider is exercised.”

Response: The Registrant has revised the disclosure in accordance with the Staff’s comment.

23.	Staff Comment:

In the table, the “Living Benefits Rider” is stated to also be known as the “Accelerated Benefits Rider.” However, we only see references to the “Living Benefits Rider” in the prospectus (other than the “also known as” reference). To avoid confusion, please consider using only one term of reference or explain to the staff the reason for the alternate reference.

Response: The Registrant informs the Staff that the “Living Benefits Rider” is known as the “Accelerated Benefits Rider” on certain forms that have been filed with the Interstate Insurance Product Regulation Compact and other state insurance regulators. In such circumstances, policyowners may see this alternative reference to the Rider on their other policy documents.

Insurance Exchange Rider

24.	Staff Comment:

Please confirm that the Insurance Exchange Rider charge is disclosed in the new policy’s (the offering account’s) registration statement. See rule 11a-2(b)(2) under the Investment Company Act of 1940.

Response: The Registrant respectfully directs the Staff to the response for Staff Comment 25.

25.	Staff Comment:

Please explain supplementally how the Insurance Exchange Rider charge is an “administrative fee” as used in rule 11a-2(b)(2) under the Investment Company Act of 1940. Administrative fees must not be in an amount greater than the estimated cost of the services provided. See Investment Company Act Release No. 13407 (Aug. 10, 1983). Alternatively, please explain how the imposition of the Insurance Exchange Rider charge is consistent with Section 11 of the Investment Company Act of 1940 and rule 11a-2.

Response: The Registrant confirms that there is no fee or charge for exercising the Insurance Exchange Rider. In some cases, a conditional premium payment may be required for the new policy. However, in the experience of the Registrant, the majority of cases will not require a premium payment to be made on the new policy. In fact, in the last 5 years, the Rider was exercised 11 times and only one of those instances required the conditional payment.

As disclosed in the prospectus and rider form, a conditional premium payment may be required into the new policy in two cases:

-	If the Cash Surrender Value of the new policy exceeds the Cash Surrender Value of the existing policy, a premium payment equal to 103% of the difference between the two values is required.

-

If the Cash Surrender Value of the new policy is less than the existing policy and equal to zero or less, a premium payment sufficient to keep the new policy in force for 2 months following the date of the exchange is required.

Because these premium payments are conditional on the Cash Surrender Value of the new policy, they are not applicable in every case.

While the Cash Value of the new policy and existing policy will always be the same, the Cash Surrender Values may differ as the new policy is being issued on an insured whose characteristics (e.g., age, gender, risk class) may substantially differ from those of the original insured. Cash Surrender Value is defined as Cash Value less loans and accrued loan interest less surrender charges. Because the characteristics of the new insured may impact the new surrender charges, they may, in turn, lead to a change in the Cash Surrender Value under the new policy.

The Registrant requires the premium payment when the Cash Surrender Value of the new policy exceeds the Cash Surrender Value of the existing policy to discourage a policyowner from intentionally using the Rider to lessen the surrender charge applicable to the new policy, and hence, engineering an artificial increase in its Cash Surrender Value in comparison with what they would be entitled to under the existing policy.

This may happen, for example, if a corporate policy owner originally takes out a policy on the life of an employee who is a 65-year old smoker. In Policy Year 3, the Cash Value of the Policy is $16,693 and the applicable surrender charge is $5,541. Assuming no loans were taken, the Cash Surrender Value of the policy is $11,152. If the corporate policy owner decides to surrender the policy, but before doing so uses the IER Rider to exchange the policy for a new policy on an employee who is a 30-year old non-smoker, it could engineer an increase in the Cash Surrender Value available to it through the new policy because the characteristics of the new insured would effect a comparative decrease in the surrender charges. Even though the Cash Value of the new policy would be the same as the existing policy, because the characteristics of the new insured would yield a lower applicable surrender charge of $3,692, the Cash Surrender Value of the new policy would be higher at $13,001.

The conditional premium payment of 103% acts as a deterrent by establishing roughly equal incentives for policyowners to surrender in existing and new policies. In doing so, the Registrant is also attempting to prevent incremental surrender behavior whose costs may adversely impact current policy charges for all policyowners.

In cases where the Cash Surrender Value of the new policy is less than the existing policy and is equal to, or less than, zero, the conditional premium payment is required to keep the new policy in force for two months following the date of the exchange to prevent immediate lapse. To achieve this outcome, the conditional premium payment must be equal to A+B+C, where:

A.	is equal to the deficit in the Cash Surrender Value of the new policy;
B.	is equal two monthly deduction charges on the new policy; and
C.	is equal to the amount necessary to defray any applicable premium expense charges of the new policy.

As noted above, the conditional premium payment on the new policy is only required in the two scenarios outlined above. If the Cash Surrender Value of the new policy is equal to or lower than that of the existing policy (but is not equal to, or less than, zero), then no conditional premium payment is required. In addition, because the difference in the Cash Surrender Values of the policies would be caused by a difference in the applicable surrender charges, the conditional premium payment would not be required if the policy is outside of the surrender charge period (unless the Cash Surrender Value of the existing policy is equal to, or less than, zero prior to the exchange).

Examples

The following examples illustrate when the conditional premium payment is required. Each example assumes the policy is in Policy Year 2 and that no policy loans were taken.

The insured on the existing policy is a 40-year-old, male, Premier rating. The insured under the new policy is an 18-year-old, male, Premier rating.

	Existing Policy	New Policy
Cash Value	$16,693	$16,693
Surrender Charge	$5,541	$3,692
Cash Surrender Value	$11,152	$13,001
Payment Required into New Policy	-	$1,904

The existing policy is minimally funded. The insured under the existing policy is a 40-year-old, male, Premier rating. The insured under the new policy is 60-year-old, male, Premier rating.

	Existing Policy	New Policy
Cash Value	$6,000	$6,000
Surrender Charge	$5,541	$8,746
Cash Surrender Value	$459	-$2746
Monthly Deduction Charges	$73	[$174.50 x 2=] $349
Associated Premium Expense Charges	-	$129
Payment Required into New Policy	-	$3,224

The insured under the existing policy is a 40-year-old, male, Premier rating. The insured under the new policy is a 60-year-old, male, Premier rating.

	Existing Policy	New Policy
Cash Value	$16,693	$16,693
Surrender Charge	$5,541	$8,746
Cash Surrender Value	$11,152	$7,947
Payment Required into New Policy	-	$0

If required, the premium payment into the new policy will be treated as any other premium payment. This may include the assessment of a premium expense charge on the payment.

Finally, the Registrant does not believe that the conditional premiums that may be required under the new policy issued pursuant to the IER is subject to Rule 11a-2 under the Investment Company Act of 1940 (the “1940 Act”). The legislative history of Section 11 of the 1940 Act shows that it is aimed at exchange offers being made “for the purpose of exacting additional selling charges” from investors. SEC Release IC-12675 (Sept. 20, 1982) (47 Fed. Reg. 42374, 42375), proposing Rule 11a-2, at notes 3 and 4, quoting the legislative history of Section 11. As discussed above, because the conditional premium payment is not retained by the Registrant or its affiliates as a sales charge for making an exchange or as an administrative fee for using the Rider—but is rather reflected in the Cash Value of the Policy—the Registrant respectfully submits that Rule 11a-2 is not applicable as the concern regarding “churning” of investments by a broker is not present.

The Registrant has revised the disclosure in the prospectus to further clarify that:

-	the premium payment is not a charge or fee for exercising the rider;
-	the premium payment is conditional and not applicable in all cases;
-	the payment, if required, will be treated as a premium payment into the new policy.

In doing so we have removed any reference to the payment as a “one-time fee” for exercising the Rider.

26.	Staff Comment:

The disclosure states that the Insurance Exchange Rider charge will be treated as a premium. Please clarify whether this amount is subject to a premium expense charge.

Response: The Registrant respectfully directs the Staff to the response for Staff Comment 25 and has revised the disclosure to clarify that the payment, if required, will be treated as a conditional premium payment into the new policy and will be subject to any charges applicable to premiums into the policy.

Premiums (pages 52-54)

Planned Premium

27.	Staff Comment:

Please state the minimum initial and subsequent premiums required. If these minimums are the same as the required premium to keep the NLG in effect, please clarify this point.

Response: The Registrant has edited the disclosure in the Premiums section to state that the only required premium under the policy is the Initial Premium. As noted in the definition of Initial Premium and elsewhere in the prospectus, the minimum for the Initial Premium is $10,000, which must be paid in the first Policy Year. This minimum payment is not the same as the required premium to keep the NLG in effect. The Registrant defines the No Lapse Guarantee Minimum Monthly Premium in the prospectus and states where it can be found.

Free Look

28.	Staff Comment:

Please delete the term “generally” from the fourth sentence of this paragraph or disclose the variations in the amounts refunded upon cancelation.

Response: The Registrant has included a reference to the State Variations section of the prospectus for details on specific variations.

Policy Payment Information (pages 55-57)

When We Pay Life Insurance Proceeds

29.	Staff Comment:

Please delete the term “generally” from the third sentence of the third bullet point or disclose the variations as to when a determination will be longer than 31 days as to whether a claim should be authorized for payment.

Response: The Registrant has revised the disclosure in accordance with the Staff’s comment.

Surrenders (pages 58-61)

Alternative Cash Surrender Value

30.	Staff Comment:

Please include an example of the operation of the Alternative Cash Surrender Value (ACSV).

Response: The Registrant has included the requested example.

Appendix: Eligible Portfolios Available Under the Policy (pages 75-86)

31.	Staff Comment:

Please note the website address in the introductory legend to the table must be specific enough to lead investors directly to the prospectuses of the Portfolios, rather than to the home page or other section of the website on which the materials are posted. The website, however, can be a central site with prominent links to each document. See Instruction 1(b) to Item 18 of Form N-6.

Response: The Registrant confirms to the Staff that the website address complies with the requirements set out in Form N-6.

32.	Staff Comment:

If applicable, include a statement explaining that updated performance information is available and providing a website address and/or toll-free (or collect) telephone number where the updated information may be obtained. See Instruction 1[(e)] to Item 18 of Form N-6.

Response: The Registrant respectfully informs the Staff that this instruction is not applicable as updated information is not available on the Registrant’s website.

33.	Staff Comment:

Please identify each Eligible Portfolio subject to an expense reimbursement or fee waiver arrangement.

Response: The Registrant has revised the disclosure in accordance with the Staff’s comment.

Statement of Additional Information

34.	Staff Comment:

We note that there is no caption in the Table of Contents for “Non-Principal Risks of Investing in the Contract.” Please confirm to the Staff that there are no non-principal risks to be summarized in the Statement of Additional Information. See Item 21 of Form N-6.

Response: The Registrant has added a non-principal risks relevant to the policy in the Statement of Additional Information.

Part C – Other Information

Exhibits

35.	Staff Comment:

With respect to the exhibits listed in response to Item 30 (h) and (i), please include actual agreements (not just form of agreements). Please also include a hyperlink to the agreement incorporated by reference or explain why such a hyperlink is not included.

Response: The Registrant confirms that the agreements filed as exhibits are not standard forms, but rather set forth the actual provisions negotiated for each agreement, subject to redaction of certain proprietary information.

36.	Staff Comment:

Exhibit (i)(22) appears to omit certain information that you believe to be non-material and would cause competitive harm if disclosed. Please state your legal basis for omitting this information. We note that Instruction 3 to Item 30 of Form N-6 only permits the redaction of exhibits required to be filed by paragraphs (g) and (j) of Item 30.

Response: The Registrant will apply to the SEC for confidential treatment of the redacted financial information under the Freedom of Information Act.

Initial Summary Prospectus (ISP)

37.	Staff Comment:

Please apply all comments herein to the ISP, as applicable.

Response: The Registrant informs the Staff that it has applied the Staff’s comments, where relevant, to the ISP.

38.	Staff Comment:

Please include a statement identifying the document as a “Summary Prospectus for New Investors.” See Rule 498A(b)(2)(iii).

Response: The Registrant has revised the disclosure in accordance with the Staff’s comment.

39.	Staff Comment:

Please supplementally confirm that the following sections of the summary prospectus are identical to the corresponding sections of the statutory Prospectus: Important Information You Should Consider About the Policy (Item 2); Overview of the Policy (Item 3); Standard Death Benefits (Item 10(a)); Other Benefits Available Under the Policy (Item 11(a)); Buying the Policy (Item 9(a)-(c)); How Your Policy Can Lapse (Item 14(a)-(c)); Making Withdrawals: Accessing the Money in Your Policy (Item 12(a)); Additional Information About Fees (Item 4); and Appendix: Eligible Portfolios Available Under the Policy (Item 18). See Rule 498A.

Response: The Registrant confirms to the Staff that the sections of the ISP stated above are identical to the sections in the statutory prospectus except that cross references in the summary prospectus note that the relevant sections referenced are “in the Prospectus”.

40.	Staff Comment:

Please supplementally confirm that in the electronic version of the ISP: (a) the website address in the legend will comply with the requirements of Rule 498A(b)(2)(v)(B) and any other website address will comply with the requirements of Rule 498A(i)(4); and (b) the Table of Contents, cross references, and all defined terms will comply with the requirements of Rule 498A(h)(2)(ii), (iii) and (iv), respectively.

Response: The Registrant confirms to the Staff that the electronic version of the ISP will comply with the applicable requirements of Rule 498A.

******************************

We appreciate your review of our responses to the Staff’s comments. As noted above, we will incorporate the changes outlined above in a pre-effective amendment to the Registration Statement. We will incorporate the changes to the Initial Summary Prospectus and file them in a definitive form of summary prospectus pursuant to Rule 497 of the Securities Act.

If you have any comments or questions, please feel free to contact me at (732) 589-6335 or Chip Lunde at (202) 303-1018.

Sincerely,

/s/Mary Najem

Mary Najem
Assistant General Counsel